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                             USAIR, INC. EMPLOYEE SAVINGS PLAN

                             Financial Statements and Schedule

                                     October 31, 1993

                        (With Independent Auditors' Report Thereon)




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                                        USAIR, INC.
                                   EMPLOYEE SAVINGS PLAN




                                     Table of Contents
                                     -----------------



                                                                                Page
                                                                                ----

Independent Auditors' Report                                                      1

Financial Statements:


      Statement of Net Assets Available for Plan
            Benefits as of October 31, 1993                                        2

      Statement of Changes in Net Assets Available for
            Plan Benefits for the ten month period ended
            October 31, 1993                                                       3

      Notes to Financial Statements                                               4-8

Schedule I - Item 27a
      Schedule of Assets Held for Investment Purposes
            as of October 31, 1993                                                 9



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                               Independent Auditors' Report


The Plan Administrator and Participants
USAir Inc. Employee Savings Plan:

We have audited the accompanying statement of net assets available for plan benefits of the
USAir, Inc. Employee Savings Plan (the Plan) as of October 31, 1993, and the related statement of changes in net assets available for plan benefits for the ten-month period then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of October 31, 1993, and the changes in net assets available for plan benefits for the ten-month period then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole.  The supplemental schedule of assets held for investment purposes as of
October 31, 1993 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the
Department of Labor's Rules and Regulations for Reporting and Disclosure under the
Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



January 14, 1994

                                             1

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                                        USAIR, INC.
                                   EMPLOYEE SAVINGS PLAN


                    Statement of Net Assets Available for Plan Benefits
                    ---------------------------------------------------

                                     October 31, 1993




Assets:
   Beneficial interest in USAir, Inc. master trust
      fund (note 2)                                                           $  97,198,147
   Loans receivable                                                               2,423,546
   Employee contributions receivable                                              1,285,383
   Employer contributions receivable                                                418,624
                                                                                -----------
      Net assets available for plan benefits                                  $ 101,325,700
                                                                                ===========





See accompanying notes to financial statements.

                                             2

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                                        USAIR, INC.
                                   EMPLOYEE SAVINGS PLAN


               Statement of Changes in Net Assets Available for Plan Benefits
               --------------------------------------------------------------

                          Ten-month period ended October 31, 1993



Additions to net assets attributable to:
   Net investment gain from master trust                                       $  11,257,734
   Interest income on employee loans                                                  93,877
   Employee contributions                                                         25,446,581
   Employer contributions                                                          8,524,773
   Rollover contributions                                                            237,569
   Transfer from the USAir, Inc. 401(k) Plan                                      56,592,761
   Transfers from other plans                                                         19,848
                                                                                 -----------
      Total additions                                                            102,173,143

Deductions from net assets attributable to:
   Employee distributions                                                            821,173
   Administrative expenses                                                            12,163
   Other expenses                                                                     14,107
                                                                                 -----------
      Total deductions                                                               847,443
                                                                                 -----------
        Net increase in net assets available for plan
          benefits                                                               101,325,700

Net assets available for plan benefits:
   Beginning of year                                                                       -
                                                                                 -----------
   End of year                                                                 $ 101,325,700
                                                                                 ===========



See accompanying notes to financial statements.

                                             3

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                                        USAIR, INC.
                                   EMPLOYEE SAVINGS PLAN

                               Notes to Financial Statements
                               -----------------------------

                                     October 31, 1993

(1)   Description of Plan

      The following brief description of the USAir, Inc. Employee Savings Plan (the Plan)
      is provided for general information purposes only.  Participants should refer to the
      Plan document for more complete information.

      (a)   General

            The Plan is a defined contribution plan intended to be a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code, as amended (the Code) and to qualify under Section 401(a).  The Plan was established on January 1, 1993 for all non-contract employees of USAir, Inc.
            (USAir or the Company).   All salaried and certain union employees who are
            at least 18 years of age and have completed 90 days of service, except for those individuals not covered by the United States income tax laws, are eligible to participate in the Plan.  The Plan is subject to the provisions of the
            Employee Retirement Income Act of 1974 (ERISA).

      (b)   Plan Contributions

            USAir employees electing to participate in the Plan make contributions to the
            Plan via payroll deductions.  The amount of contribution that may be made by a participant to the Plan shall be a whole percentage of not less than one percent nor more than 13 percent of a participant's compensation.  Compen-
            sation includes base pay, overtime, bonuses, shift premiums and shift differentials, up to the 401(a)(17).  Contributions for 1993 can not exceed the statutory limit of $8,994.

            The Company will make a matching contribution to the Plan in an amount equal to 50% of a participants contribution up to a limit of two percent of his/her compensation.

            The Company will also make a profit-sharing contribution to the Plan on behalf of each participant in an amount equal to a certain percentage based on the profit margin of USAir Group, Inc.  No profit-sharing contributions were made during the ten-month period ended October 31, 1993.

                                             4

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                                        USAIR, INC.
                                   EMPLOYEE SAVINGS PLAN

                               Notes to Financial Statements
                               -----------------------------
                                        (Continued)

      (c)   Vesting

            Employer contributions are 100% vested after the participant has completed two years of service; all other contributions are fully vested at all times.

      (d)   Investment Options

            The Company selects the number and type of investment options available.
            The investment options are held and administered as separate, common funds by Fidelity Investments.

            Each participant elects the percentage, in increments of 5 percent, in which his/her account balance is invested in the various investment funds.  The participant may transfer his/her investments from one investment fund to another investment fund.

            A separate account is established and maintained in the name of each participant and reflects the participant's contributions invested in, and the earnings and losses attributed to, each investment fund less certain investment related administrative expenses.  Participants are allocated a share of each fund's net investment earnings based upon their account balance as a percentage of the total fund balance.  Net investment earnings are allocated to participants.

      (e)   Loans and Hardship Withdrawals

            All participants can borrow from their account but may have only one loan outstanding at a given point in time.  Loans are to be repaid, with interest, within five years unless the loan is used by the participant to acquire a principal residence.  Loans are limited to the lesser of $50,000 (reduced by outstanding loan balances from any other plan maintained by the Company)
            or 50 percent of the participant's separate account balance as of the date of the loan.

            Upon approval from the Company, a participant may withdraw his or her contributions from the account if it is determined that the withdrawal is necessary to meet an immediate and heavy financial need of the participant under the deemed hardship standards set forth in the Code.

                                        USAIR, INC.
                                   EMPLOYEE SAVINGS PLAN

                               Notes to Financial Statements
                               -----------------------------
                                        (Continued)

      (f)   Distributions

            Distribution to a participant or beneficiary is made as soon as reasonably practicable after the participant's separation from service with the Company due to death, retirement, or other termination of employment.  The distribution can be deferred or provided in cash as a lump sum distribution.
            If the balance due to the participant or beneficiary is less than $3,500, a lump sum distribution is automatic upon separation.

      (g)   Forfeitures

            Forfeitures of terminated participants' non-vested accounts are applied against future employer contributions.

      (h)   Administrative Expenses

            Substantially all of the administrative expenses of the Plan are paid by USAir,
            Inc.

(2)   Summary of Significant Accounting Policies

      (a)   Basis of Presentation

            The accompanying financial statements have been prepared on an accrual basis and present the net assets available for plan benefits and changes in those net assets.

      (b)   Master Trust

            The assets of the Plan are maintained in a master trust with the assets of other defined contribution plans sponsored by USAir, Inc.  The trustee,
            Fidelity Management Trust Company, maintains the master trust under the terms of an agreement with the Plan.  The Plan's share of assets and changes in its share of the master trust have been reported to the Plan by the trustee as having been determined through the use of fair values of all assets.  Fair values for assets were determined by quoted market values, when available.


                                             6

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                                                                     USAIR, INC.
                                                               EMPLOYEE SAVINGS PLAN

                                                           Notes to Financial Statements
                                                           -----------------------------
                                                                      (Continued)



(3) Investment Options

    The following table presents the activity for each investment option for the Plan's beneficial interest in the master trust, for the ten-month period ended October 31, 1993:

                                              Retired                                                                    Total
                                             Government   Fidelity    Fidelity     Fidelity     Fidelity     USAir    (Beneficial
                                   USAir       Money      Magellan  Intermediate    Equity     U.S.Equity    Common   Interest In
                                    GIC        Market       Fund      Bond Fund   Income Fund  Index Fund Stock Fund Master Trust)
                                 ---------   ---------   ---------   ----------   ----------   ---------   ---------  -----------
Beginning Balance,
   January 1, 1993              $        -  $        -  $         -  $        -  $         -  $        -  $        -  $         -
                                 ---------   ---------   ----------   ---------   ----------   ---------   ---------   ----------
Transfer from the USAir, Inc.
   401(k) Plan                   6,843,206   7,024,752   22,705,571   4,734,769   10,001,963   3,299,537     788,365   55,398,163
Net investment gain (loss)
   from master trust               459,063     194,217    7,047,426     741,703    2,365,441     456,484      (6,600)  11,257,734
Contributions                    2,980,685   3,501,607   13,415,196   3,825,367    5,320,020   2,943,954     518,087   32,504,916
Net exchanges between
   investment funds                (80,773)   (720,418)     742,862    (210,308)     365,885    (267,257)    170,009            -
Administrative expenses             (4,744)       (219)      (5,785)       (191)        (301)        (17)       (906)     (12,163)
Employee distributions             (66,541)   (172,581)    (324,019)    (82,014)    (142,233)    (28,891)     (4,894)    (821,173)
Transfers from other Plans           1,714          14       15,699         715        1,658          19          29       19,848
Net loan activity                 (177,212)   (179,028)    (536,722)   (112,800)    (148,761)    (70,044)    (18,488)  (1,243,055)
Interest on loans                    9,412       8,343       41,890       8,850       15,794       6,955       2,633       93,877
                                 ---------   ---------   ----------   ---------   ----------   ---------   ---------   ----------

   Net increase in
     investment option           9,964,810   9,656,687   43,102,118   8,906,091   17,779,466   6,340,740   1,448,235   97,198,147
                                 ---------   ---------   ----------   ---------   ----------   ---------   ---------   ----------

Balance October 31, 1993        $9,964,810  $9,656,687  $43,102,118  $8,906,091  $17,779,466  $6,340,740  $1,448,235  $97,198,147
                                 =========   =========   ==========   =========   ==========   =========   =========   ==========



                                                                       7



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                                        USAIR, INC.
                                   EMPLOYEE SAVINGS PLAN

                               Notes to Financial Statements
                               -----------------------------
                                        (Continued)


(4)   Concentration of Credit Risk

      The Plan's beneficial interest in the master trust includes certain investments in guaranteed investment contracts (GICs).  The issuers of the GICs are all insurance companies.  The Plan's ultimate realization of amounts invested in GICs is dependent on the continued financial stability of the insurance companies that are issuers of the GICs.  The Plan's beneficial interest in amounts invested in GICs is
      $9,964,810 at October 31, 1993.

(5)   Transfer from the 401(k) Plan

      The Company also sponsors the USAir, Inc. 401(k) Savings Plan (the 401(k) Plan).
      Prior to 1993, all employees were eligible to participate in the 401(k) Plan.  Effective
      January 1, 1993, the balances of all non-contract employees previously participating in the 401(k) Plan were transferred into the Plan, including loans receivable.

(6)   Federal Tax Status

      Although the Plan has not requested a letter of determination from the Internal
      Revenue Service as to its qualification, the Company and its general counsel believe the Plan meets the requirement of Section 401(a) of the Code and is therefore believed to be exempt from federal income taxes.

(7)   Plan Termination

      The Company reserves the right to terminate the Plan at any time.  Upon termination of the Plan, the following actions shall be taken for the benefit of participants:

      (a)   As of the termination date, each investment fund shall be valued.  In determining the net worth of the investment funds there shall be included as a liability such amounts as shall be necessary to pay all expenses in connection with the termination of the investment funds and the liquidation and distribution of the property of the funds, as well as other expenses, whether or not accrued, and shall include as an asset all accrued income.

      (b)   All participant accounts shall then be disposed of, to, or for each participant in single lump-sum payments.

                                             8

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                                                                                 Schedule I
                                                                                 ----------
                                        USAIR, INC.
                                   EMPLOYEE SAVINGS PLAN

                 Item 27a - Schedule of Assets Held for Investment Purposes
                 ----------------------------------------------------------


                                     October 31, 1993





    Identity                  Description                     Cost            Current Value
    --------                  -----------                     ----            -------------
Participant loans       Interest rates range from         $         -          $ 2,423,546
   receivable             seven percent to 10.5            ==========           ==========
                          percent per annum






                                             9

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                   CONSENT OF INDEPENDENT AUDITORS


The Board of Directors
USAir Group, Inc.:

We consent to the use of our reports dated February 26, 1993 included in the Annual Report on Form 10-K filed by USAir Group, Inc. and USAir, Inc. for the year ended December 31, 1992, incorporated herein by reference. Our reports covering the December 31, 1992 consolidated financial statements refer to a change in the method of accounting for postretirement benefits other than pensions.



                                    /s/ KPMG Peat Marwick
                                    KPMG Peat Marwick

Washington, D.C.
January 28, 1994

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